UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)(1)

NOMADIC COLLABORATION INTERNATIONAL, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

65531Q 10 3

(CUSIP Number)

PanAmerica Capital Group, Inc.
P.O. Box 832-2522, WTC
Panama
Republic of Panama
011-507-213-8874

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Frank S. Ioppolo, Jr., Esq.
Greenberg Traurig, PA
450 South Orange Avenue, Suite 650
Orlando, Florida 32801
(407) 420-1000

September 27, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65531Q 10 3	SCHEDULE 13D	Page 2 of 5

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PanAmerican Capital Group, Inc. No. IRS Identification Number-Not Applicable

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama

	(7)	SOLE VOTING POWER
NUMBER OF		12,716,250
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		12,716,250

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,716,250

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5%

(14)	TYPE OF REPORTING PERSON* CO

CUSIP No. 65531Q 10 3	SCHEDULE 13D	Page 3 of 5

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share (the “Common Stock”), of Nomadic Collaboration International, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is Suite 600 — 2107 N. First Street, San Jose, California 95131.

Item 2. Identity and Background.

     The name, place of organization and business/principal address of the reporting person is PanAmerica Capital Group, Inc., a corporation organized under the laws of the Republic of Panama (“PanAmerica”), 12th Floor, World Trade Center, Panama, Republic of Panama. PanAmerica’s principal business is providing specialized advisory services to high net worth individuals regarding the management and preservation of their capital. PanAmerica is a licensed “Casa de Valores” within the jurisdiction of Panama.

     PanAmerica has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     PanAmerica previously held 160,000 shares of Common Stock issued on November 2, 2001 in consideration for certain business advisory services that have been provided to the Company. The 12,556,250 shares of Common Stock reported were issued to PanAmerica on September 27, 2002, in full and final settlement of amounts owed by the Company to PanAmerica in respect of that certain promissory note (the “Note”) dated on or about May 15, 2002, in the principal amount of US $490,000 bearing simple interest at the rate of 10%. The Note was converted into Common Stock at the rate of US $0.04 per share.

Item 4. Purpose of Transaction.

     PanAmerica believes that the Company would be better served by a change in its management team and a re-alignment in its business and operations. PanAmerica believes that a new management team could utilize the Company to take advantage of certain opportunities that exist in other industries. These opportunities include, without limitation, the acquisition of existing businesses in the retail golf industry, such as LiquidGolf Corporation (a leading retailer of golf merchandize on the internet) that could, in PanAmerica’s opinion, be quickly expanded if they were operated by a company who’s securities were publicly traded. As of the date here of, there is no agreement between any company and PanAmerica regarding such other opportunities or acquisitions. PanAmerica directly acquired the shares of the Company’s Common Stock to further these purposes. If these efforts are unsuccessful, PanAmerica intends to review, now and on a continuing basis, its investment in the Company and may, depending on its evaluation of the Company’s business and prospects and upon future developments, determine to increase or decrease, or hold as an investment or dispose of, its investment in the Company. Except as set forth above, PanAmerica does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any change in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

CUSIP No. 65531Q 10 3	SCHEDULE 13D	Page 4 of 5

Item 5. Interest in Securities of the Issuer.

     (a)  The number of shares of Common Stock beneficially owned by PanAmerica is 12,716,250, comprising approximately 38.5% of the outstanding shares of Common Stock.

     (b)  PanAmerica has sole voting and sole dispositive power with respect to 12,716,250 shares beneficially owned by it.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities to which PanAmerica is a party or subject.

Item 7. Material to be Filed as Exhibits.

     None.

CUSIP No. 65531Q 10 3	SCHEDULE 13D	Page 5 of 5

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PanAmerica Capital Group, Inc.

Dated: October 7, 2002	/s/ Patrick M. Abraham

By: Patrick M. Abraham As its: President & CEO